PRESS RELEASE                                             [LOGO] Coca-Cola FEMSA
FOR IMMEDIATE RELEASE
FOR FURTHER INFORMATION:
Alfredo Fernandez / Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-55) 5081-5120 / 5121 / 5148
afernandeze@kof.com.mx / jnaranjo@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx

     COCA-COLA FEMSA announces second quarter and first half of 2003 results

                               SECOND-QUARTER 2003

> Consolidated unit case volume reached 461.7 Million Unit Cases ("MUC")(1) during the second quarter of 2003.

>     Consolidated   revenues  reached   Ps.8,778.9   million  and  consolidated
      operating income totaled Ps.1,742.2 million during the second quarter of 2003, reaching a consolidated operating margin of 19.8%.

Mexico City (July 28, 2003) - Coca-Cola  FEMSA,  S.A. de C.V.  (NYSE:  KOF; BMV:
KOFL) ("Coca-Cola FEMSA" or the "Company"), the largest Coca-Cola bottler in Latin America and second largest Coca-Cola bottler in the world, announced today its consolidated results for the second quarter and the first half of 2003.

"Our company is going through a significant transformation. I feel very pleased with the smooth and rapid integration process that we are implementing. We have found significant opportunities and a strong pool of management talent that will let us enhance the top line and streamline operating facilities in all of our territories.

"We believe that our experience managing the pricing architecture of our products developing packaging presentations by consumption occasion and distribution channel will help us increase the profitability of our territories. We intend to develop the best portfolio of products and packaging presentation with the right pricing architecture in every country, to leverage the strong brand equity of brand Coca-Cola. In every single country where we currently operate, brand Coca-Cola commands a wide preference among consumers.

"We have initiated a cross fertilization process of management putting in practice the strong drive of the Coca-Cola FEMSA culture and implementing the appropriate mechanisms to reward accountability and performance among the strong pool of management talent that we selected to run our new territories. We are just at the beginning and we believe that we are on the right track" stated Carlos Salazar, Chief Executive Officer of the Company.

----------
(1)   The unit case is equal to 24 eight-ounce servings.

We began consolidating the results of our new territories during the second quarter of 2003 in accordance with Mexican GAAP. Panamerican Beverages, Inc. ("Panamco") had historically prepared its financial statements in accordance with U.S. GAAP and presented the information in U.S. dollars. We have historically and will continue to prepare our financial statements in accordance with Mexican GAAP and present the information in Mexican pesos. The results of our new territories in Mexican GAAP and Mexican pesos are different from and may not be comparable to those reported by Panamco for prior periods. In addition, Panamco results will not be included in our financial statements for periods prior to May 2003.

Financial information, both on a consolidated basis and by country, includes three and six months results of the original Coca-Cola FEMSA territories (Valley of Mexico, Southeast of Mexico and Buenos Aires) and only two months of our new territories acquired from Panamco. Coca-Cola FEMSA's financial information will not be comparable with previous quarters until the third quarter of 2004, and on a yearly basis, until the end of 2005.

However, volume performance figures for the second quarter of 2003 are comparable for previous periods, as presented in a separate section in this press release.

CONSOLIDATED RESULTS

During the second quarter of 2003, our consolidated volume totaled 461.7 MUC. Consolidated operating income reached Ps.1,742.2 million during the second quarter of 2003.

The integral cost of financing loss totaled Ps.1,218.9 million during the second quarter of 2003, reflecting the new financial position after the acquisition, and being the combined effect of:

(i) accrued interest expenses related to the existing debt and acquisition financing assumed in connection with the Panamco transaction;

(ii) a foreign exchange loss generated mainly by (i) the appreciation of the Mexican peso against the U.S dollar applied towards our U.S. dollars cash balances from March 31, 2003 to the acquisition date of Panamco (the foreign exchange rate at closing was Ps.10.188 per U.S. dollar); and (ii) the devaluation of the Mexican peso versus the U.S. dollar applied to the U.S. dollar-denominated acquisition financing from the closing of the transaction to the end of the second quarter of 2003; and

(iii) the consolidated monetary position gain, as a result of inflation adjustments applied to the consolidated net monetary position of our operations.

The income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 24.7% in the second quarter of 2003, reflecting deduction for tax purposes of fees and expenses related to the Panamco acquisition, which were capitalized as part of the acquisition cost for financial purposes.

Consolidated net income was Ps.360.8 million in the second quarter of 2003, resulting in earnings per share ("EPS") of Ps.0.213(U.S.$0.204 per ADR) computed under the basis of 1,692.9 million compounded average shares outstanding. Number of shares differs from the total number of shares used for the six months computation.

BALANCE SHEET

On June 30, 2003, Coca-Cola FEMSA recorded a cash balance of Ps.3,699 million (U.S. $354.4 million) and total short and long-term bank debt of Ps.29,612.0 million (U.S.$2,836.1 million).

OPERATING RESULTS BY TERRITORY

MEXICAN OPERATING RESULTS

Revenues

Revenues in the Mexican territories reached Ps.6,298.3 million for the second quarter of 2003 resulting in an average price per unit case of Ps.27.16 (U.S.$2.60). Excluding Ciel water volumes in five, nineteen and twenty liter packaging presentations, average price per unit case was Ps.30.3 (U.S. $2.90).

Income from Operations

Gross profit totaled Ps.3,362.0, reaching a 53.4% margin as percentage of total revenues for the second-quarter 2003. During the quarter, the company closed one plant and experienced higher sugar prices. Packaging costs were higher than last year and were impacted by the devaluation of the Mexican peso against the U.S. dollar year over year.

During the quarter the Company closed fifteen distribution facilities in our new territories, and implemented a headcount reduction driven by the closing of the former Panamco headquarter offices in Miami and Mexico City. Operating profit totaled Ps.1,611.0 million, reaching a 25.6% margin as a percentage of total revenues.


CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues reached Ps.489.4 million during May and June of 2003. Average price per unit case was Ps.28.63 (U.S.$2.74) during this period.

Income from Operations

Gross profit totaled Ps.235.3 million during May and June of 2003, reaching a 48.1% gross margin as a percentage of total revenues during the same period. We realized some savings from procurement, which offset the cost increase of U.S. dollar-denominated packaging costs during these two months. Operating income totaled Ps.39.3 million during May and June, reaching an operating income margin of 8.0% as a percentage of total revenues.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues reached Ps.515.0 million during May and June of 2003, an average price per unit case of Ps.18.80 (U.S.$1.80).

Income from Operations

Gross profit totaled Ps.234.8 million during May and June of 2003, reaching a 45.6% gross margin as a percentage of total revenues during the same period. During the period the Company experienced higher packaging costs and the impact of the devaluation of the U.S. dollar versus the Colombian peso applied to the U.S. dollar denominated expenses. Operating income was Ps.52.2 million, reaching a 10.1% margin as a percentage of total revenues during May and June of 2003.

VENEZUELAN OPERATING RESULTS

Revenues

Total revenues reached Ps.488.8 million during May and June of 2003 and average price per unit case in Venezuela reached Ps.19.88 (U.S.$1.90). A significant devaluation of the Venezuelan bolivar against the U.S. dollar and a change of packaging mix were partially offset by strong price increases.

Income from Operations

Gross profit totaled Ps.211.0 million during May and June of 2003, reaching a 43.2% gross margin as a percentage of total revenues during the same period. Better asset utilization and higher operating efficiencies should help us increase the profitability of this territory in the following quarters. Operating income was Ps.28.0 million reaching an operating income margin of 5.7% during May and June of 2003, after recording losses during the last months.

BRAZILIAN OPERATING RESULTS

Revenues

Total revenues reached Ps.570.1 million during May and June of 2003 and the average price per unit case was Ps.14.50 (U.S.$1.39). Declining volume trend was reversed since May, as well as declining net revenues trend due to a more balanced price architecture and improved execution in the market.

Income from Operations

Gross profit during May and June of 2003 totaled Ps.183.0 million, reaching a 32.1% margin as percentage of total revenues. The Company experienced higher sweetener and packaging costs during this period. The Brazilian operations reported a slight operating loss for May and June of 2003, totaling Ps.(7.0) million. However, as a result of the implementation of new commercialization and point of sale development strategies, we regained our path to profitability in our Brazilian territories during the month of June of 2003, achieving positive operating income for the first time during the last ten months.

ARGENTINE OPERATING RESULTS

Financial information and sales volume figures in our Argentine operations are fully comparable with previous periods.

Revenues

Total revenues reached Ps.417.3 million, a 20.9% increase as compared to second-quarter 2002 and the average price per unit case grew by 4.1% over the second quarter of 2002 to Ps.14.85 (U.S.$1.42).

Income from Operations

Gross profit as a percentage of total sales increased from 30.9% in the second quarter of 2002 to 34.6% in 2003. this improvement was mainly driven by (i) higher sales volume, (ii) an improvement in our operating efficiencies, and
(iii) an appreciation of the Argentina peso versus the U.S. dollar applied to the U.S. dollar-denominated raw materials and expenses.

In Argentina, operating expenses as a percentage of total revenues decreased 340 basis points from 34.4% in the second quarter of 2002 to 31.0% in the second quarter of 2003, as a result of the appreciation of the Argentina peso versus the U.S. dollar applied to the U.S. dollar-denominated expenses. Operating income during the second quarter of 2003 in our Argentine territories reached Ps.15.0 million and operating margin rose from a negative (4.8)% during the second quarter of 2002 to 3.6% during the second quarter of 2003.

2Q 2003 COMPARABLE VOLUME PERFORMANCE

We are providing sales volume for the three months of the second quarter of 2003 in all of our territories. Volume growth figures are comparable with previous periods.

Territory                                        2Q2002      2Q2003%      Change
                                                  (MUC)       (MUC)

Mexico                                            266.4       273.1         2.5%
Central America                                    24.8        26.3         6.0%
Colombia                                           42.3        40.7        -3.8%
Venezuela                                          39.5        37.7        -4.6%
Brazil                                             71.5        56.8       -20.6%
Argentina                                          23.3        27.1        15.5%

Total                                             467.8       461.7        -1.3%

MEXICO

Sales volume information for 2002 and 2003 is the combination of sales volume from our new territories acquired in Mexico (Golfo and Bajio) and our original territories (Valley of Mexico and Southeast of Mexico).

Second-quarter 2003 sales volume reached 273.1 MUC, a 2.5% increase over the same period of 2002. Excluding volumes generated from promotional activity with powder products(2) last year, volume increased was 4%. This increase was mainly driven by 8.3% volume growth in the Valley of Mexico.

The 4.0% sales volume growth during the second quarter of 2003, excluding volume generated from promotional activity with powder products last year in the Mexican territories was mainly the result of (i) the solid performance of our flavored brands including Fanta Multi-Flavors and Lift Manzana Verde, (ii) the incremental sales volume reached by Ciel still and mineral water, representing more than 30% of the incremental volume during the quarter and, (iii) volume growth from brand Coca-Cola.

CENTRAL AMERICA (Guatemala, Nicaragua, Costa Rica and Panama)

In the second quarter of 2003, total sales volume in our Central America territories increased by 6.0% to 26.3 MUC as compared to the same period of 2002, as a result of sales volume increases in Nicaragua, Costa Rica and Panama, which more than offset a slight volume decline in Guatemala.

(2) We distributed our Kin light powdered beverage brand on a complimentary basis during last year in order to better examine this category's potential and evaluate consumption patterns and price strategies. The total amount of Kin light sold during the second quarter of 2002 was 3.8 MUC.

COLOMBIA

During the second quarter of 2003, total sales volume in our Colombian territory decreased by 3.8% as compared to the same period of 2002 driven by the economic situation of the country that has depressed per capita income and forced consumers to adjust their consumption habits.

VENEZUELA

In Venezuela, volume declined 4.6% during the second quarter of 2003, as a consequence of strong price increases implemented during the first quarter of 2003 and a weak economic environment.

BRAZIL

During the second quarter of 2003, sales volume in our Brazilian territories decreased by 20.6% as compared to the same period of 2002, reflecting the impact of strong price increases implemented during the first quarter of 2003, and the reduction of indirect channels aimed at retaking control of selling and distribution capabilities of our business. These initiatives are expected to allow us to control the pricing architecture of our products and packaging
presentations   in  order  to  increase  the   profitability  of  our  Brazilian
territories.

ARGENTINA

In the second quarter of 2003, total sales volume in our Buenos Aires territory increased by 16.2% as compared to the same period of 2002. We continue capitalizing the results of our returnable packaging presentation strategy for our core brands implemented during 2002. Our core brands, in terms of sales volume, grew by almost 30% and Coca-Cola light combined with the recent introduction of Fanta light drove the premium category generating slightly more than 5% of the incremental volume during the quarter. During this period our value protection brands decreased, representing 11.7% of our total sales volume as compared to 19.9% during second quarter of 2002.

SUMMARY OF SIX MONTHS RESULTS

For the six months ended June 30, 2002, consolidated sales volume reached 888.6 MUC. The volume decline of our operations in Brazil, Colombia and Venezuela, was partially offset by volume growth in our Mexican, Central America and Buenos Aires territories during the first half of 2003.

During the first six months of 2003, total revenues reached Ps.12,938.5 million, resulting in a consolidated average unit price per case of Ps.24.87 (U.S.$2.38). Gross margin as a percentage of total revenues was 50.5% in the first half of 2003. Consolidated operating income was Ps.2,736.8 million, 21.2% as percentage of total revenues during the first six months in 2003.

Consolidated net income totaled Ps.831.2 during the first six months of 2003. Net income per share reached Ps.0.533 (U.S.$ 0.511 per ADR) computed under the basis of 1,559.0 million compounded average shares outstanding.

RECENT DEVELOPMENTS

- As a result of the Panamco acquisition, in accordance with Mexican GAAP, we recognized as intangible assets with indefinite lives, the difference between the price paid and the book value (fair value) of the net assets acquired. The identified intangibles in Panamco were Ps.31,533 million (equivalent to U.S.$3,020.1 million), which are mainly the bottling contracts with The Coca-Cola Company. The value of these intangible assets already considered restructuring charges that we expected to take as we streamline our operations within the next year. We will annually review the carrying value of these long-lived assets for recoverability. We also review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If they are impaired, we are required to recognize a loss by writing off part of their value. The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations, including, without limitation, volume, prices, costs, inflation, exchange rates and interest rates. Although no assurances can be given, we do not expect to take write-offs with respect to these assets during 2003.

- On July 16, 2003 the Company raised Ps.5,750 million, equivalent to approximately U.S.$550 million, through three bond offerings of "Certificados Bursatiles" (Mexican peso denominated-bonds) in the Mexican debt capital markets, in what is considered the largest and one of the most successful debt offerings completed in Mexican history. Fitch and S&P rated the bond offerings with local currency credit ratings of AAA/AA+, respectively. The following table provides the characteristics of each one of the issues:

Main Terms             2yrs TIIE Based Note   5 yrs CETES Based Note   6 yrs Fixed Rate Notes
Amount                          Ps.2,750 MM              Ps.2,500 MM                Ps.500 MM
Tenor/Amortization            2 year bullet            5 year bullet            6 year bullet
Rate                 28 day TIIE + [50 bps]   91day CETE + [115] bps                    9.90%

      The proceeds from the offerings will be used to refinance approximately 65% of the bridge loans put in place for the acquisition of Panamco.

- During May and June of 2003, we closed four of the fifty two plants that we had on May 6, 2003. We closed one plant in the Bajio region in Mexico, one in Panama and two in South America. We expect to realize permanent cost savings and operating efficiencies as a result of the consolidation of these facilities.

- As part of the integration plan in our Mexican territories, we closed during May and June of 2003, 15 of the 97 distribution centers that Panamco had in our new Mexican territories. We expect to realize permanent cost savings and operating efficiencies as a result of the consolidation of these distribution facilities.

CONFERENCE CALL INFORMATION

Our Second-Quarter 2003 Conference Call will be held on: Monday, July 28, 2003, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-339-2688 and International:
617-847-3007.

If you are unable to participate live, an instant replay of the conference call will be available through August 28, 2003. To listen to the replay please dial:
Domestic U.S.: 888-286-8010; International: 617-801-6888, Passcode: 80167389.

                                       ***

Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela
(nationwide), Brazil (greater Sao Paulo, Campinas, Santos and part of Mato Grosso do Sul) and Argentina (Gran Buenos Aires), along with bottled water, beer and other beverages in some of these territories.

The Company has 48 bottling facilities in Latin America and serves more than 1,400,000 retailers Latin America. Coca-Cola FEMSA currently accounts for almost 10% of Coca-Cola global sales, approximately 40% of all Coca-Cola sales in Latin America. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

                                      ***

Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). All figures are expressed in constant Mexican pesos with purchasing power at June 31, 2003. For comparison purposes, 2002 and 2003 figures from the Company's operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate as of the end of the period. In addition, all comparisons in this report for the second quarter of 2003, which ended on June 30, 2003, are made against the figures for the comparable period in 2002, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA's control that could materially impact the Company's actual performance.

References herein to "U.S.$" are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

                                      ***

                          (8 pages of tables to follow)

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheet
As of June 30, 2003 and December 31, 2002
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of June 30, 2003
--------------------------------------------------------------------------------

ASSETS                                                   2003         2002
--------------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents                          Ps.  3,699   Ps.  6,259
--------------------------------------------------------------------------------
   Accounts receivable:
    Trade                                                    889          565
    Notes                                                     59           12
    Prepaid taxes                                            867          245
    Other                                                    797          208
--------------------------------------------------------------------------------
                                                            2,612       1,030
--------------------------------------------------------------------------------
   Inventories                                             2,436          775
   Prepaid expenses                                          329           74
--------------------------------------------------------------------------------
Total current assets                                       9,076        8,138
--------------------------------------------------------------------------------
Property, plant and equipment
   Land                                                    2,250          796
   Buildings, machinery and equipment                     22,041        9,088
   Accumulated depreciation                               (9,379)      (3,329)
   Construction in progress                                1,019          371
   Bottles and cases                                       1,091          294
--------------------------------------------------------------------------------
Total property, plant and equipment                       17,022        7,220
--------------------------------------------------------------------------------
Investment in shares                                       1,481          127
Deferred charges, net                                      1,189          860
Intangibles                                               31,585          262
--------------------------------------------------------------------------------
TOTAL ASSETS                                          Ps. 60,353   Ps. 16,607
================================================================================


LIABILITIES & STOCKHOLDERS' EQUITY                       2003         2002
--------------------------------------------------------------------------------
Current Liabilities
     Short-term bank loans and notes                  Ps.  3,534   Ps.      0
     Interest payable                                      176.7           82
     Suppliers                                             3,184        1,634
     Accounts payable and others                           2,173          670
     Taxes payable                                           871          229
--------------------------------------------------------------------------------
Total Current Liabilities                                  9,939        2,615
--------------------------------------------------------------------------------
Long-term bank loans                                      26,078        3,209
Pension plan and seniority premium                           520          188
Other liabilities                                          3,744        1,202
--------------------------------------------------------------------------------
Total Liabilities                                         40,281        7,214
--------------------------------------------------------------------------------
Stockholders' Equity
Minority interest                                            152            0
Majority interest
     Capital stock                                         2,587        2,399
     Additional paid in capital                           11,151        1,688
     Retained earnings of prior years                      9,205        6,662
     Net income for the period                               825        2,542
     Cumulative results of holding
       non-monetary assets                                (3,848)      (3,898)
--------------------------------------------------------------------------------
Total majority interest                                   19,920        9,393
--------------------------
--------------------------------------------------------------------------------
Total stockholders' equity                                20,072        9,393
--------------------------------------------------------------------------------
TOTAL LIABILITIES & EQUITY                            Ps. 60,353   Ps. 16,607
================================================================================

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended June 30, 2003 and 2002(1)
Expressed in million of mexican pesos(2)
with purchasing power as of June 30, 2003

                         ----------------------------------   ------------------  ----------------   -----------------
                                                                   Mexican        Central American       Colombian
                                     Consolidated                 Operations         Operations          Operations
                         ----------------------------------   ------------------  ----------------   -----------------
                                                                         %Total            %Total              %Total
                          2003           2002         % VAR     2003    Revenues   2003   Revenues    2003    Revenues
---------------------    ----------------------------------   ------------------  ----------------   -----------------
Sales volume
  (millions
  unit cases)              365.7         157.0        132.9     230.7               16.8                        27.4
Average unit
  price per case           23.85         30.29        (21.3)    27.16              28.63                       18.80
---------------------    ----------------------------------   --------------------------  ----------------------------
Net revenues             8,719.6       4,755.3         83.4   6,265.3              480.7                       515.0
Other operating
  revenues                  59.3          25.0        137.2      33.0                8.8                        (0.0)
---------------------    ----------------------------------   --------------------------  ----------------------------
Total revenues           8,778.9       4,780.3         83.6   6,298.3     100.0    489.4    100.0     515.0    100.0
Cost of sales            4,408.3       2,175.3        102.7   2,936.3      46.6    254.1     51.9     280.2     54.4
---------------------    ----------------------------------   --------------------------  ----------------------------
Gross profit             4,370.6       2,605.0         67.8   3,362.0      53.4    235.3     48.1     234.8     45.6
---------------------    ----------------------------------   --------------------------  ----------------------------
  Administrative
    expenses               542.9         358.5         51.4     360.7       5.7     30.8      6.3      47.5      9.2
  Selling expenses       2,091.2       1,006.3        107.8   1,392.2      22.1    165.3     33.8     135.1     26.2
---------------------    ----------------------------------   --------------------------  ----------------------------
Operating expenses       2,634.1       1,364.8         93.0   1,752.9      27.8    196.1     40.1     182.6     35.5
---------------------    ----------------------------------   --------------------------  ----------------------------
Goodwill amortization       (5.7)         14.0       (140.7)     (2.0)     (0.0)      --       --        --       --
---------------------    ----------------------------------   --------------------------  ----------------------------
Operating income         1,742.2       1,226.2         42.1   1,611.0      25.6     39.3      8.0      52.2     10.1
---------------------    ----------------------------------   --------------------------  ----------------------------
  Interest expense         371.8          86.0        332.4
  Interest income           57.3          56.5          1.4
  Interest expense,
    net                    314.6          29.4        970.0
  Foreign exchange
    loss (gain)            918.2         (79.9)    (1,249.2)
  Loss (gain) on
    monetary position      (13.9)       (269.1)       (94.8)
---------------------    ----------------------------------
Integral cost of
  financing              1,218.9        (319.6)      (481.4)
Other (income)
  expenses, net             44.3          58.0        (23.5)
---------------------    ----------------------------------
Income before taxes        479.0       1,487.8        (67.8)
Taxes                      118.2         658.7        (82.1)
---------------------    ----------------------------------
Consolidated net
  income                   360.8         829.1        (56.5)
---------------------    ----------------------------------
Majority net
  income                   360.8         829.1        (56.5)
---------------------    ----------------------------------   --------------------------  ----------------------------
Non-cash items (3)         438.8         286.1         53.4     251.8       4.0     43.2      8.8      52.7     10.2
---------------------    ----------------------------------   --------------------------  ----------------------------

(1) Includes information for the three months of our original territories and two months of our new territories acquired from Panamco.

(2)   Except volume and average price per unit case figures.

(3) Depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended June 30, 2003 and 2002(1)
Expressed in million of mexican pesos(2)
with purchasing power as of June 30, 2003

                                  ---------------------   --------------------   -------------------------------------------------
                                  Venezuelan Operations   Brazilian Operations                 Argentine Operations
                                  ---------------------   --------------------   -------------------------------------------------
                                               %Total                  %Total              *%Total              %Total
                                    2003      Revenues      2003      Revenues     2003    Revenues   2002     Revenues     % VAR
------------------------           -------------------     -------------------   -------------------------------------------------
Sales volume
  (millions unit
  cases)                            24.6                     39.1                  27.1                23.3                  16.2
Average unit
  price per case                   19.88                    14.50                 14.85               14.28                   4.1
------------------------           -------------------     -------------------   -------------------------------------------------
Net revenues                       488.8                    567.6                 402.3               332.7                  20.9
Other operating
  revenues                          (0.0)                     2.5                  15.0                12.5                  20.0
------------------------           -------------------     -------------------   -------------------------------------------------
Total revenues                     488.8       100.0        570.1       100.0     417.3     100.0     345.2      100.0       20.9
Cost of sales                      277.9        56.8        387.0        67.9     272.8      65.4     238.4       69.1       14.4
------------------------           -------------------     -------------------   -------------------------------------------------
Gross profit                       211.0        43.2        183.0        32.1     144.5      34.6     106.8       30.9       35.3
------------------------           -------------------     -------------------   -------------------------------------------------
  Administrative
    expenses                        34.1         7.0         43.6         7.7      26.3       6.3      26.4        7.6       (0.4)
  Selling expenses                 148.9        30.5        146.4        25.7     103.2      24.7      92.3       26.7       11.8
------------------------           -------------------     -------------------   -------------------------------------------------
Operating expenses                 183.0        37.4        190.1        33.3     129.5      31.0     118.7       34.4        9.1
------------------------           -------------------     -------------------   -------------------------------------------------
Goodwill
  amortization                        --          --           --          --        --        --       4.6        1.3     (100.0)
------------------------           -------------------     -------------------   -------------------------------------------------
Operating income                    28.0         5.7         (7.0)       (1.2)     15.0       3.6     (16.5)      (4.8)    (190.5)
------------------------           -------------------     -------------------   -------------------------------------------------
Non-cash items (3)                  40.0         8.2         13.2         2.3      41.6      10.0      59.4       17.2      (30.0)
------------------------           -------------------     -------------------   -------------------------------------------------

(1) Includes information for the three months of our original territories and two months of our new territories acquired from Panamco.

(2)   Except volume and average price per unit case figures.

(3) Depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the six months ended June 30, 2003 and 2002(1)
Expressed in million of mexican pesos(2)
with purchasing power as of June 30, 2003

                           ---------------------------------  -----------------  ------------------  -----------------
                                                                   Mexican        Central American       Colombian
                                       Consolidated               Operations         Operations          Operations
                           ---------------------------------  -----------------  ------------------  -----------------
                                                                         %Total             %Total              %Total
                              2003         2002        % VAR    2003    Revenues   2003    Revenues    2003    Revenues
------------------------   ----------------------------------  -----------------  ------------------  -----------------
Sales Volume(millions
  unit cases)                  515.9        297.6       73.3     349.3              16.8                27.4
Average unit price
  per case                     24.87        29.71      (16.3)    28.39             28.63               18.80
------------------------   ----------------------------------  -----------------  ------------------  -----------------
Net revenues                12,829.5      8,842.3       45.1   9,916.4             480.7               515.0
Other operating
  revenues                     109.0         65.3       66.9      49.6               8.8                (0.0)
------------------------   ----------------------------------  -----------------  ------------------  -----------------
Total revenues              12,938.5      8,907.6       45.3   9,966.0     100.0   489.4     100.0     515.0     100.0
Cost of sales                6,410.9      4,104.4       56.2   4,618.3      46.3   254.1      51.9     280.2      54.4
------------------------   ----------------------------------  -----------------  ------------------  -----------------
Gross profit                 6,527.6      4,803.2       35.9   5,347.7      53.7   235.3      48.1     234.8      45.6
------------------------   ----------------------------------  -----------------  ------------------  -----------------
  Administrative
    expenses                   865.9        689.9       25.5     655.9       6.6    30.8       6.3      47.5       9.2
  Selling expenses           2,924.9      1,912.2       53.0   2,120.8      21.3   165.3      33.8     135.1      26.2
------------------------   ----------------------------------  -----------------  ------------------  -----------------
Operating expenses           3,790.8      2,602.1       45.7   2,776.7      27.9   196.1      40.1     182.6      35.5
------------------------   ----------------------------------  -----------------  ------------------  -----------------
Goodwill amortization             --         29.3     (100.0)       --        --      --        --        --        --
Fixed asset adjustment            --           --         --        --        --      --        --        --        --
------------------------   ----------------------------------  -----------------  ------------------  -----------------
Operating income             2,736.8      2,171.8       26.0   2,571.0      25.8    39.3       8.0      52.2      10.1
------------------------   ----------------------------------  -----------------  ------------------  -----------------
  Interest expense             466.6        160.2      191.3
  Interest income              121.7        121.6        0.1
  Interest expense,
    net                        344.8         38.5      795.7
  Foreign exchange
    loss (gain)                936.7       (215.5)    (534.7)
  Loss (gain) on
    monetary position            2.8       (455.2)    (100.6)
------------------------   ----------------------------------
Integral cost of
  financing                  1,284.3       (632.2)    (303.1)
Other (income)
  expenses, net                 99.5         64.3       54.7
------------------------   ----------------------------------
Income before taxes          1,353.0      2,739.7      (50.6)
Taxes                          521.8      1,118.8      (53.4)
------------------------   ----------------------------------
Consolidated net
  income                       831.2      1,620.9      (48.7)
------------------------   ----------------------------------
Majority net income            831.2      1,620.9      (48.7)
------------------------   ----------------------------------  -----------------  ------------------  -----------------
Non-cash items (3)             650.5        538.8       20.7     417.0       4.2    43.2       8.8      52.7      10.2
------------------------   ----------------------------------  -----------------  ------------------  -----------------

(1) Includes information for the six months of our original territories and two months of our new territories acquired from Panamco

(2)   Except volume and average price per unit case figures.

(3) Depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the six months ended June 30, 2003 and 2002(1)
Expressed in million of mexican pesos(2)
with purchasing power as of June 30, 2003

                                   --------------------   --------------------   ------------------------------------------------
                                        Venezuelan             Brazilian
                                        Operations            Operations                       Argentine Operations
                                   --------------------   --------------------   ------------------------------------------------
                                                %Total                %Total                 %Total             %Total
                                     2003      Revenues    2003      Revenues      2003     Revenues   2002    Revenues    % VAR
---------------------------        --------------------   --------------------   ------------------------------------------------
Sales Volume (millions
  unit cases)                        24.6                   39.1                    58.7                52.6                11.5
Average unit price
  per case                          19.88                  14.50                   14.67               14.65                 0.0
---------------------------        ------                  -----                   -----               -----               -----
Net revenues                        488.8                  567.6                   861.1               770.5                11.8
Other operating
  revenues                           (0.0)                   2.5                    48.1                32.9                46.2
---------------------------        --------------------   --------------------   ------------------------------------------------
Total revenues                      488.8       100.0      570.1       100.0       909.2     100.0     803.4     100.0      13.2
Cost of sales                       277.9        56.8      387.0        67.9       593.5      65.3     527.5      65.7      12.5
---------------------------        --------------------   --------------------   ------------------------------------------------
Gross profit                        211.0        43.2      183.0        32.1       315.7      34.7     275.9      34.3      14.4
---------------------------        --------------------   --------------------   ------------------------------------------------
  Administrative
    expenses                         34.1         7.0       43.6         7.7        54.1       6.0      55.4       6.9      (2.3)
  Selling expenses                  148.9        30.5      146.4        25.7       208.1      22.9     203.8      25.4       2.1
---------------------------        --------------------   --------------------   ------------------------------------------------
Operating expenses                  183.0        37.4      190.1        33.3       262.2      28.8     259.2      32.3       1.2
---------------------------        --------------------   --------------------   ------------------------------------------------
Goodwill amortization                  --          --         --          --          --        --       9.1       1.1    (100.0)
Fixed asset adjustment                 --          --         --          --          --        --        --        --        --
---------------------------        --------------------   --------------------   ------------------------------------------------
Operating income                     28.0         5.7       (7.0)       (1.2)       53.5       5.9       7.6       0.9     603.9
---------------------------        --------------------   --------------------   ------------------------------------------------
Non-cash items (3)                   40.0         8.2       13.2         2.3        84.4       9.3     112.2      14.0     (24.8)
---------------------------        --------------------   --------------------   ------------------------------------------------

(1) Includes information for the six months of our original territories and two months of our new territories acquired from Panamco

(2)   Except volume and average price per unit case figures.

(3) Depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

                              SELECTED INFORMATION

For the three months ended June 30, 2003

Expressed in million Mexican pesos as of June 30, 2003

                                                                       ---------
                                                                         2Q 2002
--------------------------------------------------------------------------------
Capex                                                                     289.4
--------------------------------------------------------------------------------
Depreciation                                                              160.1
--------------------------------------------------------------------------------
Amortization & Others                                                     126.0
--------------------------------------------------------------------------------

                                                                       ---------
                                                                         2Q 2003
--------------------------------------------------------------------------------
Capex                                                                      431.0
--------------------------------------------------------------------------------
Depreciation                                                               236.9
--------------------------------------------------------------------------------
Amortization & Others                                                      201.9
--------------------------------------------------------------------------------

VOLUME (MUC)
Expressed in million unit cases

                            -------------------------------------------------------    ---------------------------------------------
                                                   2Q 2002                                                 2Q 2003
                            -------------------------------------------------------    ---------------------------------------------
                                      Colas   Flavors   Water   Beer   Others Total    Colas   Flavors   Water   Beer   Others Total
-----------------------------------------------------------------------------------    ---------------------------------------------
Mexico (1)                            157.9     43.7    59.6     0.0     5.2  266.4    159.0     49.4    63.1     0.0     1.6  273.1
Central America                        17.2      5.9     1.1     0.0     0.6   24.8     18.4      6.4     0.6     0.0     0.9   26.3
Colombia                               25.5      9.1     7.6     0.0     0.1   42.3     25.2      9.1     6.4     0.0     0.0   40.7
Venezuela                              18.9     13.9     4.4     0.0     2.3   39.5     21.6     11.1     3.0     0.0     2.0   37.7
Brazil                                 34.6     19.7     3.5    13.4     0.3   71.5     30.3     13.6     2.2    10.4     0.3   56.8
Argentina                              15.5      7.5     0.3     0.0     0.0   23.3     19.7      7.1     0.3     0.0     0.0   27.1
-----------------------------------------------------------------------------------    ---------------------------------------------
Total                                 269.6     99.8    76.5    13.4     8.5  467.8    274.2     96.7    75.6    10.4     4.8  461.7
-----------------------------------------------------------------------------------    ---------------------------------------------

(1)   Water volume in 2Q 2003, includes 3.2 MUC of Ciel 5.0 Lt presentation

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

                                      --------------------------------------------       -------------------------------------------
                                                       2Q 2002                                             2Q 2003
                                      --------------------------------------------       -------------------------------------------
                                       Ret         Non-Ret     Fountain      Jug          Ret         Non-Ret     Fountain      Jug
----------------------------------------------------------------------------------       -------------------------------------------
Mexico                                 27.6         52.8          1.3        18.3         27.5         54.0          1.2        17.3
Central America                        53.5         42.8          3.7          --         50.4         44.4          5.2          --
Colombia                               56.3         32.5          2.9         8.3         54.3         35.6          3.0         7.1
Venezuela                              38.3         52.0          3.0         6.7         36.0         57.4          2.6         4.0
Brazil                                 13.1         83.2          3.7          --         13.0         82.9          4.1          --
Argentina                               7.2         86.8          6.0          --         24.4         71.2          4.4          --
----------------------------------------------------------------------------------       -------------------------------------------

                              SELECTED INFORMATION

For the six months ended June 30, 2003

Expressed in million Mexican pesos as of June 30, 2003

                                                                       ---------
                                                                         1H 2002
--------------------------------------------------------------------------------
Capex                                                                      521.5
--------------------------------------------------------------------------------
Depreciation                                                               305.3
--------------------------------------------------------------------------------
Amortization & Others                                                      233.5
--------------------------------------------------------------------------------

                                                                       ---------
                                                                         1H 2003
--------------------------------------------------------------------------------
Capex                                                                      779.8
--------------------------------------------------------------------------------
Depreciation                                                               356.3
--------------------------------------------------------------------------------
Amortization & Others                                                      294.2
--------------------------------------------------------------------------------

VOLUME (MUC)
Expressed in million unit cases

                               -------------------------------------------------   -------------------------------------------------
                                                   1H 2002                                               1H 2003
                               -------------------------------------------------   -------------------------------------------------
                                Colas    Flavors  Water     Beer   Others  Total    Colas   Flavors   Water     Beer   Others  Total
--------------------------------------------------------------------------------   -------------------------------------------------
Mexico (1)                      293.6     80.9    104.5      0.0     6.4   485.4    292.4     92.7    113.3      0.0     3.0   501.4
Central America                  33.5     11.5      2.2      0.0     1.0    48.2     34.9     12.7      1.2      0.0     1.8    50.6
Colombia                         52.2     19.3     16.4      0.0     0.4    88.3     52.2     18.7     13.8      0.0     0.0    84.7
Venezuela                        38.5     28.3      8.9      0.0     4.7    80.4     38.1     19.1      5.3      0.0     3.4    65.9
Brazil                           71.2     42.6      8.2     27.6     0.6   150.2     67.5     32.1      5.2     22.1     0.8   127.7
Argentina                        34.1     18.0      0.5      0.0     0.2    52.8     41.7     16.0      0.6      0.0     0.0    58.3
--------------------------------------------------------------------------------   -------------------------------------------------
Total                           523.1    200.6    140.7     27.6    13.3   905.3    526.8    191.3    139.4     22.1     9.0   888.6
--------------------------------------------------------------------------------   -------------------------------------------------

(1)   Water volume in 1H 2003, includes 6.2 MUC of Ciel 5.0 Lt presentation

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

                                      ---------------------------------------------      -------------------------------------------
                                                        1H 2002                                             1H 2003
                                      ---------------------------------------------      -------------------------------------------
                                        Ret        Non-Ret     Fountain       Jug         Ret        Non-Ret      Fountain      Jug
-----------------------------------------------------------------------------------      -------------------------------------------
Mexico                                 28.4         52.5          1.3        17.8         27.3         54.4          1.3        17.0
Central America                        53.1         43.1          3.8          --         50.4         44.1          5.5          --
Colombia                               56.1         32.6          2.9         8.4         53.4         36.5          2.7         7.4
Venezuela                              40.5         49.9          3.1         6.5         34.8         59.0          2.6         3.6
Brazil                                 12.9         83.7          3.4          --         11.8         84.6          3.6          --
Argentina                               4.7         90.2          5.1          --         23.7         72.2          4.1          --
-----------------------------------------------------------------------------------      -------------------------------------------

                                    June 2003
                            Macroeconomic Information

                         -----------------------------  ------------------------
                          Inflation                     Foreing Exchange Rate(1)
                             LTM       YTD        2Q        (Per US Dollar)
                         -----------------------------  ------------------------

---------------          -----------------------------  ------------------------
   Mexico                   4.27%     1.25%     -0.07%            10.4410
  Colombia                  7.22%     5.01%      1.59%         2,817.3200
 Venezuela                 37.67%     18.35%     8.20%         1,853.0000
   Brazil                  19.05%     7.25%      1.77%             2.8720
 Argentina                  9.76%     1.80%     -0.30%             2.8000
---------------          -----------------------------  ------------------------

(1)   Figures as of June 30, 2003

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                COCA-COLA FEMSA, S.A. DE C.V.
                                                (Registrant)

Date:  July 28, 2003                            By: /s/ HECTOR TREVINO GUTIERREZ
                                                    ----------------------------
                                                Name: Hector Trevino Gutierrez
                                                Title: Chief Financial Officer